UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2025

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras announces update on Braskem

—

Rio de Janeiro, December 23, 2025 – Petróleo Brasileiro S.A. – Petrobras, following up on the announcement dated December 15, 2025, informs that, in light of the progress in negotiations related to Braskem and in order to expedite the necessary authorization procedures, Shine I Fundo de Investimento em Direitos Creditórios de Responsabilidade Limitada (FIDC) submitted today the potential transaction to Brazil’s Administrative Council for Economic Defense (CADE), with Petrobras acting as an intervening consenting party in the process, considering the terms of a potential new Shareholders’ Agreement, which remain subject to approval by Petrobras’ competent decision-making bodies.

It is important to note that Petrobras’ participation in a possible new Braskem Shareholders’ Agreement depends on the conclusion of the final terms of the potential transaction, the analysis of its preemptive and tag-along rights under the current agreement, as well as the necessary internal approvals.

The progress of the negotiations does not affect Petrobras’ rights, and the company will continue to monitor and assess the effects of the potential transaction in order to decide, if applicable and at the appropriate time, whether or not to exercise its rights under the current shareholders’ agreement or to enter into a new agreement, as appropriate.

Petrobras reiterates that any final decision will follow governance practices, applicable internal procedures and any required regulatory approvals, and will be promptly disclosed to the market.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 23, 2025

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer